Exhibit 3.1

RESTATED CERTIFICATE OF FORMATION

OF

SWIFT ENERGY COMPANY

a Texas corporation

ARTICLE I

The name of this corporation is Swift Energy Company (the “Corporation”).

ARTICLE II

The Corporation is a for-profit corporation.

ARTICLE III

The Corporation is organized for the purpose of engaging in any lawful act, activity and/or business for which corporations may be organized under the Texas Business Organizations Code (the “TBOC”).

ARTICLE IV

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 90 million shares, consisting of (a) 85 million shares of Common Stock, par value $.01 per share (“Common Stock”), and (b) 5 million shares of Preferred Stock, par value $.01 per share (“Preferred Stock”).

The Board of Directors shall issue Preferred Stock from time to time at its option for such consideration and pursuant to such terms and conditions as it may decide.  The Board of Directors shall determine the relative rights and preferences of the Preferred Stock and Common Stock and may, at its option, divide such Preferred Stock into series and determine variations, if any, between any series so established.

ARTICLE V

The address of the Corporation’s registered office is 16825 Northchase Drive, Suite 400, Houston, Texas 77060, and the name of its registered agent at such address is Laurent A. Baillargeon.

ARTICLE VI

The number of directors of this Corporation shall be not less than three (3) nor more than fifteen (15), the exact number to be fixed from time to time in the manner provided in the Bylaws of the Corporation.  The number of directors constituting the existing Board of Directors is nine (9), and the names and addresses of such persons who are to serve as directors until each of his/her successors is elected and qualified are:

Name	Address
Terry E. Swift	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Deanna L. Cannon	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Raymond E. Galvin	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Douglas J. Lanier	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Greg Matiuk	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Henry C. Montgomery	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Clyde W. Smith, Jr.	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Charles J. Swindells	16825 Northchase Drive, Suite 400 Houston, Texas 77060
Bruce H. Vincent	16825 Northchase Drive, Suite 400 Houston, Texas 77060

ARTICLE VII

Except as may otherwise be provided in the bylaws, the Board of Directors of this Corporation is expressly authorized to alter, amend, or repeal the bylaws or to adopt new bylaws of this Corporation without any action on the part of the shareholders; but the bylaws made by the directors and the powers so conferred may be altered or repealed by the shareholders.

ARTICLE VIII

Pursuant to Section 7.001 of the Texas Business Organizations Code, as amended, no member of the Board of Directors of the Corporation shall be liable, personally or otherwise, in any way to the Corporation or its shareholders for monetary damages caused in any way by an act or omission occurring in the director’s capacity as a director of the Corporation, except that this Article does not eliminate or limit liability of a director to the extent that the director is found liable for:

a breach of a director’s duty of loyalty to the Corporation or its shareholders;

(1)	an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

(2)	a transaction from which the director received an improper benefit whether or not the benefit resulted from an action taken within the scope of the director’s office; or

(3)	an act or omission for which the liability of a director is expressly provided by an applicable statute.

ARTICLE IX

The Corporation shall have the obligation or power, as may be applicable under the Corporation’s bylaws, to indemnify its officers, directors, employees and agents for costs and expenses incurred by such persons in connection with certain legal proceedings, and to purchase and maintain liability insurance for those persons, as provided in the Corporation’s bylaws and any future amendments thereto, and to the full extent permitted by the applicable laws of the State of Texas and any future amendments thereto.

ARTICLE X

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.  Such consent or consents shall be in such form and shall be delivered to the Corporation in such manner as specified in Section 6.201 the Texas Business Organizations Code, as amended, or similar successor provision.

Executed effective as of this 30th day of October, 2009.

/s/ Bruce H. Vincent
Bruce H. Vincent Secretary